July 3, 2019

David Sealock
Chief Executive Officer
Petroteq Energy Inc.
15165 Ventura Blvd., #200
Sherman Oaks, CA 91403

       Re: Petroteq Energy Inc.
           Registration Statement on Form 10-12G
           Filed May 22, 2019
           File No. 0-55991

Dear Mr. Sealock:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G/A filed June 24, 2019

Item 7. Certain Relationships and Related Transactions, and Director
Independence
Certain Relationships and Related Transactions, page 47

1. We note your revised disclosure under this section. Please enhance your disclosure to describe the circumstances under which the Chairman of the Board owes the Company
      $424,479.00 as of February 28, 2019. Please note that once you have a
Section 12(g)
      registered security, the company will be subject to the provisions of the Exchange Act, including Section 13(k) which generally prohibits personal loans to executives officers and directors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Sealock
Petroteq Energy Inc.
July 3, 2019
Page 2

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl
Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at 202-551-3699. Please contact
Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Kevin Dougherty, Attorney-Advisor, at 202-551-3271 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Sealock
                                                         Division of
Corporation Finance
Comapany NamePetroteq Energy Inc.
                                                         Office of Natural
Resources
July 3, 2019 Page 2
cc:       Leslie Marlow
FirstName LastName